UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In October and November 2016, Sanofi issued the press releases attached hereto as Exhibit 99.1 to 99.4 which is incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated October 28, 2016: Sanofi and Regeneron Receive Complete Response Letter from FDA for Sarilumab, an Investigational Treatment for Rheumatoid Arthritis

Exhibit 99.2	Press release dated November 11, 2016: Sanofi Receives CHMP Recommendation for Approval of SuliquaTM in the EU

Exhibit 99.3	Press release dated November 16, 2016: Sanofi and Regeneron Present Results from Phase 3 MONARCH Study of Investigational Sarilumab at American College of Rheumatology Annual Meeting

Exhibit 99.4	Press release dated November 17, 2016: Sanofi and Regeneron Announce Praluent® (alirocumab) Cardiovascular Outcomes Trial will Continue as Planned Following Interim Analysis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2016		SANOFI

	By	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated October 28, 2016: Sanofi and Regeneron Receive Complete Response Letter from FDA for Sarilumab, an Investigational Treatment for Rheumatoid Arthritis

Exhibit 99.2	Press release dated November 11, 2016: Sanofi Receives CHMP Recommendation for Approval of SuliquaTM in the EU

Exhibit 99.3	Press release dated November 16, 2016: Sanofi and Regeneron Present Results from Phase 3 MONARCH Study of Investigational Sarilumab at American College of Rheumatology Annual Meeting

Exhibit 99.4	Press release dated November 17, 2016: Sanofi and Regeneron Announce Praluent® (alirocumab) Cardiovascular Outcomes Trial will Continue as Planned Following Interim Analysis

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